UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 408th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 1st, 2021

1.   DATE, TIME AND VENUE: On November 01st, 2021, at 10:00 a.m., held remotely, as provided in the Article 19, paragraph 1 of the Internal Rules of the Board of Directors and the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was made in accordance with the Company’s Bylaws. Being present the Board of Directors of the Company, who undersign these minutes, establishing, therefore, a quorum for installation under the terms of the Bylaws. The General-Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting as Secretary.

3.   PRESIDING: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.   AGENDA AND RESOLUTION: it was introduced, initially, to the members of the Board of Directors the transaction proposal involving: (i) the division and consequent transfer of internet of things (IoT) and big data activities developed by the Company to Telefônica IoT, Big Data e Tecnologia do Brasil S.A. (“IotCo Brasil”), which will begin to develop products and services related to IoT and Big Data activities; and (ii) the subsequent sale of part of IotCo Brasil’s shares owned by the Company, representative of 0.02% of IoTCo Brasil’s capital, to Telefónica IoT & Big Data Tech, S.A. (“TI&BDT”), an entity indirectly controlled by Telefónica, S.A., and the subscription of new IotCo Brasil shares issued by TI&BDT, as well as the execution of determined contracts to establish a commercial relationship between the Company and IotCo Brasil (“Operation”).

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 408th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 1st, 2021

The relationship between the Company and TI&BDT will be regulated by a Shareholders Agreement.

The Operation will allow the Company, in partnership with TI&BDT, to develop a Brazilian company dedicated to IoT and Big Data services and solutions for B2B, the IoTCo Brasil, aiming to strengthen its positioning with global solutions and platforms, and capture the growth opportunity of this segment.

Additionally, the Operation ensures that the Company will remain in charge of the relationship with end customers, to the extent that it includes the signing of a commercial intermediation contract, through which the Company will act as IoTCo Brasil’s exclusive sales channel.

In this regard, the members of the Board of Directors present at the Meeting discussed as follows:

4.1. Approval of the Transaction, including the sale of part of the shares issued by Telefônica IoT, Big Data e Tecnologia do Brasil S.A. held by the Company.

The members of the Board of Directors approved, unanimously, the introduced proposal, authorizing, therefore, the Company to execute the Operation and sell part of IoTCo Brasil issue shares, representative of 0.02% of IoTCo Brasil total capital, held by the Company to TI&BDT in the total amount of R$18,992.40. The Transaction comprehends, still, the registration of 499,800 IoTCo Brasil common, nominative, with no-par value shares made by TI&BDT, at a total issuance price of R$94,943,015.19. The amounts were based on an assessment report prepared by a specialized independent company. As a consequence of the Operation, 50.01% of IoTCo Brasil’s total capital is now held by the Company and 49.99% owned by TI&BDT. The members of the Board of Directors approved, still, the ratification of the former acquisition by the Company of all the shares issued by IoTCo Brasil which were held by Terra Networks Brasil Ltda., a wholly owned subsidiary of the Company, according to the material presented at the Meeting.

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TELEFÔNICA BRASIL S.A.

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 02.558.157/0001-62

Company Registry (NIRE): 35.3.0015881-4

MINUTES OF THE 408th BOARD OF DIRECTORS’ MEETING OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 1st, 2021

Therefore, the Board of Directors authorize the Company’s Directors to adopt all necessary measures for the implementation of the Operation, in special the execution of the Share Purchase and Investment Agreement and the Shareholders Agreement between the Company and TI&BDT, and all other documents necessary for the implementation of the Operation.

5. CLOSURE: There being no further matters to discuss, the Chairman stated that the meeting was adjourned, and these minutes were drawn up. São Paulo, November 1st, 2021. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Board members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Julio Esteban Linares Lopez; Luiz Fernando Furlan; Narcís Serra, and Sonica Julia Sulzbeck Villalobos. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

This is a free English translation of the Minutes of the 408th Board of Directors’ Meeting of Telefônica Brasil S.A., held on November 1st, 2021, drawn up in the Company’s book.

Breno Rodrigo Pacheco de Oliveira

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 1, 2021	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director